News Release
www.srtelecom.com

Source:
SR Telecom	MaisonBrison
William E. Aziz, President and CEO	Rick Leckner
Tel.: (514) 335-2429 Ext. 4613	Tel.: (514) 731-0000

SR Telecom Earns WiMAX Certification

Industry-leading symmetry MX platform now carries the
WiMAX Forum Certified Logo

MONTREAL, May 24, 2006 - SR TelecomTM Inc. (TSX: SRX), the leading provider of licensed OFDM solutions, today announced that its symmetry MXTM solution has received WiMAX Forum CertificationTM — awarded to systems that meet or exceed the specifications outlined in the IEEE 802.16-2004 and ETSI HiperMAN standards.

“We are proud to announce global certification for our symmetry MX fixed broadband core technology”, said William Aziz, President and CEO of SR Telecom. “This is a great step toward enabling converging technologies using open standards based on interoperability.”

"Wave 1 certification of our advanced solutions marks an important first milestone in the WiMAX standardization process,” said Chaz Immendorf, Chief Technology Officer at SR Telecom. “We have leveraged our expertise from over a decade of work with OFDM BWA solutions - incorporating advanced technologies into our WiMAX solution that offer significant reduction in the total investment required for WiMAX networks. We are now pleased to offer these advanced capabilities to our customers in our WiMAX certified products."

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok. SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

With its widely deployed WiMAX-ready symmetry ONE solution, SR Telecom provides bridge technology to future WiMAX solutions for voice, data and Internet access applications. The new  symmetry MX solution delivers WiMAX performance in an interoperable environment.

SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, symmetry ONE and symmetry MX are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montreal, Quebec H4S 1M5  Telephone (514) 335-1210 Fax (514) 334-7783